SS 2/14/06

AB 2/27/06

06002123

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 06 2006 WASH. D.C. 213

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SEC FILE NUMBER
8- 52584

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anderson LeNeave & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5935 Carnegie Boulevard, Suite 103
(No. and Street)

Charlotte (City) North Carolina (State) 28209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

525 N. Tryon St., Suite 1800, Charlotte, NC 28202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 03 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RH 3/31/04

OATH OR AFFIRMATION

I, Greg LeNeave, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anderson LeNeave & Company, as of December, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of [illegible] Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mecklenburg County
North Carolina

Signed and affirmed before me this day by Greg LeNeave. I have seen satisfactory evidence of the principal's identity, by current state identification with the principal's photograph in the form of a driver's license.

January 26, 2006

WANDA MEACHAM NOTARY PUBLIC MECKLENBURG CO.

Wanda Meacham

My commission expires: 04-17-2007

ANDERSON LENEAVE & CO.

Contents

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Certified Public Accountants

To the Stockholder of
Anderson LeNeave & Co.
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of Anderson LeNeave & Co. (the "Company") as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anderson LeNeave & Co. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 10, 2006

ANDERSON LENEAVE & CO.

Statements of Financial Condition

Assets

		December 31, 2005		December 31, 2004
Cash and cash equivalents	$	172,791	$	86,185
Accounts receivable, net		22,511		9,765
Property and equipment, net of accumulated depreciation		1,443		10,043
Prepaid expenses and other assets		22,501		8,435
Total assets	$	219,246	$	114,428

Liabilities and Stockholder's Equity

Accrued expenses	$	864	$	343
Total liabilities		864		343
Common stock, no par value, 100,000 shares authorized, 66 shares issued and outstanding		66		66
Retained earnings		218,316		114,019
Total Stockholder's Equity		218,382		114,085
Total liabilities and Stockholder's Equity	$	219,246	$	114,428

See notes to financial statements.

ANDERSON LENEAVE & CO.

Statements of Income

	Year Ended December 31, 2005	Year Ended December 31, 2004
Revenues		
Success fees	$ 807,127	$ 1,245,860
Advisory fees	110,000	142,500
Referral fees	30,768	27,667
Other income	17,496	105,872
Total revenues	965,391	1,521,899
Expenses		
Compensation and benefits	477,038	664,263
Contract Services	5,009	210,332
Rent	41,303	40,473
Insurance	19,088	16,815
Professional fees	6,790	7,480
Payroll taxes	18,146	19,405
Depreciation	8,600	8,600
Bad debt expense	11,339	-
Other operating expenses	81,943	63,815
Total expenses	669,256	1,031,183
Net income	$ 296,135	$ 490,716

See notes to financial statements.

ANDERSON LENEAVE & CO.

Statements of Changes in Stockholder's Equity

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2003	$ 66	$ 45,777	$ 45,843
Net Income	-	490,716	490,716
Distributions to stockholder	-	(422,474)	(422,474)
Balance, December 31, 2004	66	114,019	114,085
Net Income		296,135	296,135
Distributions to stockholder	-	(191,838)	(191,838)
Balance, December 31, 2005	$ 66	$ 218,316	$ 218,382

See notes to financial statements.

ANDERSON LENEAVE & CO.

Statements of Cash Flows

	Year Ended December 31, 2005	Year Ended December 31, 2004
Cash flows from operating activities		
Net income	$ 296,135	$ 490,716
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	8,600	8,600
Bad debt expense	11,339	-
(Increase) in receivables	(24,085)	(8,379)
(Increase) decrease in prepaid expenses and other assets	(14,066)	2,480
Increase (decrease) in accrued expenses	521	(633)
Net cash provided by operating activities	278,444	492,784
Cash flows from financing activities		
Distributions to stockholder	(191,838)	(422,474)
Net cash used in financing activities	(191,838)	(422,474)
Net increase in cash and cash equivalents	86,606	70,310
Cash and cash equivalents at beginning of year	86,185	15,875
Cash and cash equivalents at end of year	$ 172,791	$ 86,185

See notes to financial statements.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2005 and 2004

Note 1 - Nature of operations

Anderson LeNeave & Co. (the "Company"), a North Carolina corporation, is a full-service investment banking firm providing corporate finance services, including merger and acquisition advisory services and private financing placement and advisory services to middle market companies. The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities.

Note 2 - Summary of significant accounting policies

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Trade accounts receivable of $22,511 are stated less an allowance for doubtful accounts. Credit is extended to customers after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible. In December 2005, management wrote-off accounts receivable totaling $11,339 relating to a single customer that filed for bankruptcy during the fourth quarter. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. The Company did not deem an allowance for doubtful accounts to be necessary as of December 31, 2005 and 2004.

Property and equipment

The Company capitalizes all major expenditures according to accounting principles generally accepted in the United States of America. The Company's policy is to expense fixed asset purchases under $2,500. Fixed assets are stated at cost and depreciated over their estimated useful lives using the straight-line method. The depreciable life for furniture, fixtures and equipment is seven years. The depreciable life for computer hardware, software and phone system is five years.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of significant accounting policies (continued)

Fee Revenue

The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Due to the extensive research and analysis performed for the client prior to the execution of a services agreement, the Company recognizes upfront advisory fees as revenue upon receipt. Upfront fees typically represent less than 10% of the expected revenue from a transaction. The remainder of any fee due to the Company is typically paid only upon the closing of a related transaction.

The Company receives referral fees and a percentage of quarterly maintenance fees for referrals made to a customer, provided the referral enrolls in the customer's services. The Company is entitled to receive referral fees for as long as the referral remains enrolled in the customer's service. Referral fees are recognized when earned based upon the terms of signed agreements. Revenues from advisory fee arrangements are recognized in the period earned.

Other revenues relate primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with the agreed-upon terms.

Reclassifications

Certain 2004 amounts have been reclassified, where appropriate, to correspond with the 2005 financial statement presentation.

Advertising

Advertising costs are expenses as incurred.

Income taxes

The Company has elected to be treated as an S Corporation for state and federal income tax purposes. As such, substantially all income of the Company is reported by the stockholders on their individual income tax returns. Accordingly, no provision for income taxes has been included in the accompanying financial statements

Note 3 - Property and equipment

Fixed assets at December 31, consists of the following:

	2005	2004
Computer and equipment	$19,219	$19,219
Furniture and fixtures	25,000	25,000
Computer software	3,711	3,711
Total fixed assets, gross	47,930	47,930
Less: Accumulated depreciation	(46,487)	(37,887)
Total fixed assets, net	$ 1,443	$10,043

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2005

Note 4 - Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, were as follows:

	2005	2004
Net capital	$171,927	$85,842
Net capital ratio (ratio of indebtedness to capital)	Less than 1%	Less than 1%

Note 5 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 6 - Profit sharing plan

Employees of the Company who are at least 21 years old and have completed one year of service are eligible to participate in the Anderson LeNeave & Co. Profit Sharing Plan (the Plan).

The Plan allows the Company to make discretionary contributions on behalf of eligible employees of up to 20% of each employee's compensation, subject to statutory limitations. The Company made a discretionary contribution of $40,000 to the Plan for the year ended December 31, 2005. Participants vest in their portion of employer contributions over a five-year period.

Note 7 - Supplemental cash flow information

As the Company has elected to be treated as an S Corporation for state and federal income tax purposes, no cash was paid for income taxes in 2005 or 2004. The Company did not incur interest expense in 2005 or 2004. Accordingly, no cash was paid for interest during 2005 or 2004.

Note 8 - Operating lease

In November 2000, the Company entered into a non-cancelable lease for office space which expired in November 2005 and was renewed on a month-to-month basis through January 2006. The Company has entered into a new 5-year office lease beginning February 2006. The leases are accounted for as operating leases.

Future minimum lease payments at December 31, 2005 are as follows:

Year	Amount
2006	$53,741
2007	$60,372
2008	$60,372
2009	$60,372
2010	$60,372

Note 8 - Operating lease (continued)

Lease expense was $41,303 and $40,473 for the years ended December 31, 2005 and 2004, respectively.

Note 9 - Concentration of Credit Risk

The Company places its cash and cash equivalents on deposit with a North Carolina financial institution. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. From time-to-time, the Company may have balances in excess of the FDIC insured limit.

ACCOMPANYING INFORMATION

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Certified Public Accountants on Accompanying Information

To the Stockholder of
Anderson LeNeave & Co.
Charlotte, North Carolina

We have audited the accompanying financial statements of Anderson LeNeave & Co. as of and for the years ended December 31, 2005 and 2004, and have issued our report thereon dated January 10, 2006. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages twelve and thirteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 10, 2006

Schedule 1

ANDERSON LENEAVE & CO.

Computation of Net Capital and Net Capital Ratio

Rule 15c3-1

	Year Ended December 31, 2005		Year Ended December 31, 2004	
Stockholder's Equity	$	218,382	$	114,085
Less:				
Property and equipment, net of accumulated depreciation	$	1,443	$	10,043
Other nonallowable assets	$	45,012	$	18,200
	$	46,455	$	28,243
Net capital	$	171,927	$	85,842
Aggregate indebtedness	$	864	$	343
Ratio of indebtedness to capital		0.50%		0.40%

ANDERSON LENEAVE & CO.

Material Inadequacies - Rule 17a-5(j)

Years Ended December 31, 2005 and 2004

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5

To the Stockholder of
Anderson LeNeave & Co.
Charlotte, North Carolina

In planning and performing our audits of the financial statements of Anderson LeNeave & Co. (the "Company") for the year ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recording of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the Commission's objectives.

This report is intended solely for the use of the Company's management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 10, 2006